Exhibit 99.1

iQIYI Announces Fourth Quarter and Fiscal Year 2021 Financial Results

BEIJING, March 1, 2022 – iQIYI, Inc. (Nasdaq: IQ) (“iQIYI” or the “Company”), an innovative market-leading online entertainment service in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2021.

Fourth Quarter 2021 Highlights

•	Total revenues were RMB7.4 billion (US$1.2 billion1), approximately flat from the same period in 2020.

•	Operating loss was RMB975.2 million (US$153.0 million) and operating loss margin was 13%, compared to operating loss of RMB1.3 billion and operating loss margin of 18% in the same period in 2020.

•

Non-GAAP operating loss[2] was RMB515.5 million (US$80.9 million) and non-GAAP operating loss margin was 7%, compared to non-GAAP operating loss of RMB940.7 million and non-GAAP operating loss margin of 13% in the same period in 2020.

•	Net loss attributable to iQIYI was RMB1.8 billion (US$278.7 million), compared to net loss attributable to iQIYI of RMB1.5 billion in the same period in 2020.

•	Non-GAAP net loss attributable to iQIYI[2] was RMB1.0 billion (US$157.2 million), compared to non-GAAP net loss attributable to iQIYI of RMB1.2 billion in the same period in 2020.

Fiscal Year 2021 Highlights

•	Total revenues were RMB30.6 billion (US$4.8 billion), representing a 3% increase from 2020.

•	Operating loss was RMB4.5 billion (US$702.9 million) and operating loss margin was 15%, compared to operating loss of RMB6.0 billion and operating loss margin of 20% in 2020.

•

Non-GAAP operating loss was RMB3.0 billion (US$474.9 million) and non-GAAP operating loss margin was 10%, compared to non-GAAP operating loss of RMB4.5 billion and non-GAAP operating loss margin of 15% in 2020.

•	Net loss attributable to iQIYI was RMB6.2 billion (US$968.1 million), compared to net loss attributable to iQIYI of RMB7.0 billion in 2020.

•	Non-GAAP net loss attributable to iQIYI was RMB4.5 billion (US$704.1 million), compared to non-GAAP net loss attributable to iQIYI of RMB5.4 billion in 2020.

“We would like our shareholders to recognize that iQIYI is leading the opening of a new chapter in the Chinese long-form video industry. Starting from the fourth quarter of 2021, we launched a series of initiatives to optimize our cost and improve our organizational alignment. The results have been very encouraging. We significantly improved our operating and cost efficiency, while maintaining our industry-leading position in terms of various user metrics.” commented Mr. Yu Gong, Founder, Director, and Chief Executive Officer of iQIYI. “Our goal is to reach non-GAAP operating break-even for the full year of 2022 and to reach quarterly non-GAAP operating break-even as early as possible, while maintaining our competitive advantage as the industry leader. I am delighted to see that we are moving in the right direction.”

“With the initial successes of our cost optimization strategy, our operating loss for the fourth quarter decreased by 25% annually and 29% sequentially, and our non-GAAP operating loss for the fourth quarter also decreased significantly by 45% annually and 52% sequentially, exceeding our expectations,” commented Mr. Jun Wang, Chief Financial Officer of iQIYI. “For the upcoming first quarter of 2022, we expect to see further significant improvements for both GAAP and non-GAAP operating losses compared with the fourth quarter of 2021. The strength of our business fundamentals will support our leadership and growth over the long run.”

Fourth Quarter and Fiscal Year 2021 Financial Highlights

	Three Months Ended			Year Ended
(Amounts in thousands of Renminbi (“RMB”), except for per ADS data, unaudited)	Dec 31, 2020	Sep 30, 2021	Dec 31, 2021	Dec 31, 2020	Dec 31, 2021
	RMB	RMB	RMB	RMB	RMB
Total revenues	7,458,180	7,589,104	7,388,558	29,707,215	30,554,359

Operating loss	(1,307,373)	(1,367,958)	(975,227)	(6,040,509)	(4,479,207)
Operating loss (non-GAAP)	(940,684)	(1,072,950)	(515,539)	(4,475,939)	(3,026,073)

Net loss attributable to iQIYI, Inc.	(1,547,614)	(1,729,560)	(1,775,787)	(7,038,361)	(6,169,584)
Net loss attributable to iQIYI, Inc. (non-GAAP)	(1,177,317)	(1,399,458)	(1,001,851)	(5,445,255)	(4,487,079)

Diluted net loss per ADS	(2.10)	(2.17)	(2.24)	(9.52)	(7.77)
Diluted net loss per ADS (non-GAAP)[2]	(1.60)	(1.76)	(1.26)	(7.37)	(5.65)

Footnotes:

(1)

Unless otherwise noted, RMB to USD was converted at an exchange rate of RMB6.3726 as of December 30, 2021, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Translations are provided solely for the convenience of the reader.

(2)	Non-GAAP measures are defined in the Non-GAAP Financial Measures section (see also “Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures” for more details).

Fourth Quarter 2021 Other Operating Highlights

•

The average daily number of total subscribing members for the quarter was 97.0 million, compared to 102.7 million for the same period in 2020 and 104.7 million for the third quarter in 2021. The average daily number of subscribing members excluding individuals with trial memberships for the quarter was 96.4 million, compared to 101.9 million for the same period in 2020 and 103.8 million for the third quarter in 2021. The average daily number of total subscribing members for a quarter is calculated by averaging the number of total subscribing members in each day of such quarter. The average daily number of subscribing members excluding individuals with trial memberships for the quarter is calculated by averaging the number of subscribing members excluding individuals with trial memberships in each day of such quarter.

•

The monthly average revenue per membership (ARM) for the fourth quarter was RMB14.16, compared to RMB12.45 for the same period in 2020 and RMB13.65 for the third quarter in 2021. The monthly ARM for the quarter is calculated by dividing our total revenues from membership services during a given quarter by the average daily number of total subscribing members for that quarter and the number of months in the quarter.

Fourth Quarter 2021 Financial Results

Total revenues reached RMB7.4 billion (US$1.2 billion), approximately flat compared with the same period in 2020.

Membership services revenue was RMB4.1 billion (US$646.6 million), representing a 7% increase from the same period in 2020. This was primarily attributable to the increase of our membership ARM associated with our membership pricing adjustment and various initiatives to improve our monetization capabilities.

Online advertising services revenue was RMB1.7 billion (US$261.2 million), representing a 10% decrease from the same period in 2020, primarily due to the delays of premium content released during the quarter and the challenging macroeconomic environment in China.

Content distribution revenue was RMB761.5 million (US$119.5 million), representing a 5% decrease from the same period in 2020.

Other revenues were RMB841.8 million (US$132.1 million), representing a 12% decrease from the same period in 2020. The decrease was primarily due to the soft performance of various business lines.

Cost of revenues was RMB6.5 billion (US$1.0 billion), representing a 4% decrease from the same period in 2020. The decrease in cost of revenues was primarily due to lower content costs during the quarter. Content costs as a component of cost of revenues were RMB4.9 billion (US$763.5 million), representing a 5% decrease from the same period in 2020. The decrease of content cost was benefitted from our efforts in cost control and improvement in operating efficiency.

Selling, general and administrative expenses were RMB1.1 billion (US$171.5 million), representing a 17% decrease from the same period in 2020. The decrease was primarily due to lower marketing spending and share-based compensation expenses, partially offset by the non-recurring employee severance costs associated with the optimization of our organizational structure.

Research and development expenses were RMB763.1 million (US$119.8 million), representing a 15% increase from the same period in 2020. The increase was primarily due to non-recurring employee severance costs associated with the optimization of our organizational structure.

Operating loss was RMB975.2 million (US$153.0 million), compared to operating loss of RMB1.3 billion in the same period in 2020. Operating loss margin was 13%, compared to operating loss margin of 18% in the same period in 2020. Non-GAAP operating loss was RMB515.5 million (US$80.9 million) and non-GAAP operating loss margin was 7%, compared to non-GAAP operating loss of RMB940.7 million and non-GAAP operating loss margin of 13% in the same period in 2020.

Total other expense was RMB753.4 million (US$118.2 million), compared to total other expense of RMB241.0 million during the same period of 2020. The year-over-year variance was mainly due to increased loss derived from equity investees and the increased interest expenses associated with our financing activities.

Loss before income taxes was RMB1.7 billion (US$271.3 million), compared to loss before income taxes of RMB1.5 billion in the same period in 2020.

Income tax expense was RMB36.5 million (US$5.7 million), compared to income tax benefit of RMB16.3 million in the same period in 2020.

Net loss attributable to iQIYI was RMB1.8 billion (US$278.7 million), compared to net loss attributable to iQIYI of RMB1.5 billion in the same period in 2020. Diluted net loss attributable to iQIYI per ADS was RMB2.24 (US$0.35) for the fourth quarter of 2021, compared to diluted net loss attributable to iQIYI per ADS of RMB2.10 in the same period of 2020. Non-GAAP net loss attributable to iQIYI was RMB1.0 billion (US$157.2 million), compared to non-GAAP net loss attributable to iQIYI of RMB1.2 billion in the same period in 2020. Non-GAAP diluted net loss attributable to iQIYI per ADS was RMB1.26 (US$0.20), compared to non-GAAP diluted net loss attributable to iQIYI per ADS of RMB1.60 in the same period of 2020.

As of December 31, 2021, the Company had cash, cash equivalents, restricted cash and short-term investments of RMB4.4 billion (US$694.1 million).

Fiscal Year 2021 Financial Results

Total revenues reached RMB30.6 billion (US$4.8 billion), representing a 3% increase from 2020.

Membership services revenue was RMB16.7 billion (US$2.6 billion), representing a 1% increase from 2020.

Online advertising services revenue was RMB7.1 billion (US$1.1 billion), representing a 4% increase from 2020.

Content distribution revenue was RMB2.9 billion (US$448.1 million), representing a 7% increase from 2020.

Other revenues were RMB3.9 billion (US$614.9 million), representing a 5% increase from 2020.

Cost of revenues was RMB27.5 billion (US$4.3 billion), representing a 1% decrease from 2020. Content costs as a component of cost of revenues were RMB20.7 billion (US$3.3 billion), representing a 1% decrease from 2020.

Selling, general and administrative expenses were RMB4.7 billion (US$741.5 million), representing a 9% decrease from 2020.

Research and development expenses were RMB2.8 billion (US$438.6 million), representing a 4% increase from 2020.

Operating loss was RMB4.5 billion (US$702.9 million), compared to operating loss of RMB6.0 billion in 2020. Operating loss margin was 15%, compared to operating loss margin of 20% in 2020. Non-GAAP operating loss was RMB3.0 billion (US$474.9 million) and non-GAAP operating loss margin was 10%, compared to non-GAAP operating loss of RMB4.5 billion and non-GAAP operating loss margin of 15% in 2020.

Total other expense was RMB1.5 billion (US$240.5 million), compared to total other expense of RMB943.4 million in 2020. The year-over-year variance was mainly due to the increased interest expenses associated with our financing activities and increased loss derived from equity investees.

Loss before income taxes was RMB6.0 billion (US$943.4 million), compared to loss before income taxes of RMB7.0 billion in 2020.

Income tax expense was RMB96.5 million (US$15.2 million), compared to income tax expense of RMB23.3 million in 2020.

Net loss attributable to iQIYI was RMB6.2 billion (US$968.1 million), compared to net loss attributable to iQIYI of RMB7.0 billion in 2020. Diluted net loss attributable to iQIYI per ADS was RMB7.77 (US$1.19) for 2021, compared to diluted net loss attributable to iQIYI per ADS of RMB9.52 in 2020. Non-GAAP net loss attributable to iQIYI was RMB4.5 billion (US$704.1 million), compared to non-GAAP net loss attributable to iQIYI of RMB5.4 billion in 2020. Non-GAAP diluted net loss attributable to iQIYI per ADS was RMB5.65 (US$0.87), compared to non-GAAP diluted net loss attributable to iQIYI per ADS of RMB7.37 in 2020.

Conference Call Information

iQIYI’s management will hold an earnings conference call at 6:30 AM on March 1, 2022, U.S. Eastern Time (7:30 PM on March 1, 2022, Beijing Time).

Please register in advance of the conference using the link provided below. Upon registering, you will be provided with participant dial-in numbers, Direct Event passcode and unique registrant ID by email.

Participant Online Registration:

http://apac.directeventreg.com/registration/event/4352468

It will automatically direct you to the registration page of “iQIYI Fourth quarter and Fiscal Year 2021 Earnings Conference Call,” where you may fill in your details for RSVP. If it requires you to enter a participant conference ID, please enter “4352468”.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), Direct Event passcode and unique registrant ID) provided in the confirmation email that you have received following your pre-registration.

A telephone replay of the call will be available after the conclusion of the conference call through March 8, 2022.

Dial-in numbers for the replay are as follows:

International Dial-in	+61 2 8199 0299
Passcode:	4352468

A live and archived webcast of the conference call will be available at http://ir.iqiyi.com/.

About iQIYI, Inc.

iQIYI, Inc. is an innovative market-leading online entertainment service in China. Its corporate DNA combines creative talent with technology, fostering an environment for continuous innovation and the production of blockbuster content. iQIYI’s platform features highly popular original content, as well as a comprehensive library of other professionally-produced content, professional user generated content and user-generated content. The Company distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. iQIYI attracts a massive user base with tremendous user engagement, and has developed a diversified monetization model including membership services, online advertising services, content distribution, online games, live broadcasting, IP licensing, talent agency, online literature, etc.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as iQIYI’s strategic and operational plans, contain forward-looking statements. iQIYI may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about iQIYI’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iQIYI’s strategies; iQIYI’s future business development, financial condition and results of operations; iQIYI’s ability to retain and increase the number of users, members and advertising customers, and expand its service offerings; competition in the online entertainment industry; changes in iQIYI’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and iQIYI undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement iQIYI’s consolidated financial results presented in accordance with GAAP, iQIYI uses the following non-GAAP financial measures: non-GAAP operating loss, non-GAAP operating loss margin, non-GAAP net loss attributable to iQIYI, non-GAAP diluted net loss attributable to iQIYI per ADS and free cash flow. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

iQIYI believes that these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance by excluding certain items that may not be indicative of its business operating results, such as operating performance excluding non-cash charges or non-operating in nature. The Company believes that both management and investors benefit from referring to the non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to iQIYI’s historical operating performance. The Company believes the non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that the non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Non-GAAP operating loss represents operating loss excluding share-based compensation expenses, amortization and impairment of intangible assets resulting from business combinations and non-recurring employee severance costs.

Non-GAAP net loss attributable to iQIYI, Inc. represents net loss attributable to iQIYI, Inc. excluding share-based compensation expenses, amortization and impairment of intangible assets resulting from business combinations, non-recurring employee severance costs, disposal gain or loss, impairment of long-term investments, fair value change of long-term investments, adjusted for related income tax effects. iQIYI’s share of equity method investments for these non-GAAP reconciling items, amortization and impairment of intangible assets not on the investees’ books, accretion of their redeemable non-controlling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per shares, adjusted for related income tax effects, are also excluded.

Non-GAAP diluted net loss per ADS represents diluted net loss per ADS calculated by dividing non-GAAP net loss attributable to iQIYI, Inc, which is adjusted for accretion for the redeemable non-controlling interests, by the weighted average number of ordinary shares expressed in ADS.

Free cash flow represents net cash provided by operating activities less capital expenditures.

For more information, please contact:

Investor Relations

iQIYI, Inc.

+ 86 10 8264 6585

ir@qiyi.com

iQIYI, INC.

Condensed Consolidated Statements of Loss

(In RMB thousands, except for number of shares and per share data)

	Three Months Ended			Year Ended
	December 31, 2020	September 30, 2021	December 31, 2021	December 31, 2020	December 31, 2021
	RMB	RMB	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)
Revenues:
Membership services	3,835,201	4,288,215	4,120,689	16,491,030	16,713,664
Online advertising services	1,859,031	1,660,332	1,664,502	6,822,115	7,066,751
Content distribution	804,335	627,134	761,519	2,660,074	2,855,602
Others	959,613	1,013,423	841,848	3,733,996	3,918,342

Total revenues	7,458,180	7,589,104	7,388,558	29,707,215	30,554,359

Operating costs and expenses:
Cost of revenues	(6,784,507)	(7,027,681)	(6,507,554)	(27,884,395)	(27,513,497)
Selling, general and administrative	(1,317,665)	(1,246,334)	(1,093,088)	(5,187,835)	(4,725,142)
Research and development	(663,381)	(683,047)	(763,143)	(2,675,494)	(2,794,927)

Total operating costs and expenses	(8,765,553)	(8,957,062)	(8,363,785)	(35,747,724)	(35,033,566)

Operating loss	(1,307,373)	(1,367,958)	(975,227)	(6,040,509)	(4,479,207)

Other income/(expense):
Interest income	22,409	35,979	24,836	157,477	118,615
Interest expenses	(269,323)	(351,293)	(324,542)	(1,066,320)	(1,349,544)
Foreign exchange gain, net	28,925	4,462	27,882	43,274	54,555
Loss from equity method investments	(40,697)	(17,345)	(361,672)	(224,489)	(446,323)
Other income/(expense), net	17,651	(2,292)	(119,918)	146,690	89,916

Total other expense, net	(241,035)	(330,489)	(753,414)	(943,368)	(1,532,781)

Loss before income taxes	(1,548,408)	(1,698,447)	(1,728,641)	(6,983,877)	(6,011,988)

Income tax benefit/(expense)	16,337	(8,978)	(36,536)	(23,276)	(96,545)

Net loss	(1,532,071)	(1,707,425)	(1,765,177)	(7,007,153)	(6,108,533)

Less: Net income attributable to noncontrolling interests	15,543	22,135	10,610	31,208	61,051

Net loss attributable to iQIYI, Inc.	(1,547,614)	(1,729,560)	(1,775,787)	(7,038,361)	(6,169,584)
Accretion of redeemable noncontrolling interests	(1,827)	(4,769)	(8,030)	(7,087)	(20,336)

Net loss attributable to ordinary shareholders	(1,549,441)	(1,734,329)	(1,783,817)	(7,045,448)	(6,189,920)

Net loss per share for Class A and Class B ordinary shares:
Basic	(0.30)	(0.31)	(0.32)	(1.36)	(1.11)
Diluted	(0.30)	(0.31)	(0.32)	(1.36)	(1.11)

Net loss per ADS (1 ADS equals 7 Class A ordinary shares):
Basic	(2.10)	(2.17)	(2.24)	(9.52)	(7.77)
Diluted	(2.10)	(2.17)	(2.24)	(9.52)	(7.77)

Weighted average number of Class A and Class B ordinary shares used in net loss per share computation:
Basic	5,232,415,954	5,590,418,635	5,595,304,683	5,176,180,057	5,570,736,706
Diluted	5,232,415,954	5,590,418,635	5,595,304,683	5,176,180,057	5,570,736,706

iQIYI, INC.

Condensed Consolidated Balance Sheets

(In RMB thousands, except for number of shares and per share data)

	December 31, 2020	December 31, 2021
	RMB	RMB
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	10,915,282	2,997,212
Restricted cash	25,230	77,652
Short-term investments	3,358,174	1,348,255
Accounts receivable, net	3,344,433	2,747,774
Prepayments and other assets	3,515,855	3,266,523
Amounts due from related parties	96,111	155,512
Licensed copyrights, net	1,035,339	931,189

Total current assets	22,290,424	11,524,117

Non-current assets:
Fixed assets, net	1,393,467	1,344,784
Long-term investments	3,202,828	3,035,155
Deferred tax assets, net	51,347	31,351
Licensed copyrights, net	6,435,055	7,258,042
Intangible assets, net	627,198	545,305
Produced content, net	6,556,084	10,951,078
Prepayments and other assets	2,699,423	2,905,690
Operating lease assets	1,001,857	907,297
Goodwill	3,888,346	3,888,346
Amounts due from related parties	39,400	81,000

Total non-current assets	25,895,005	30,948,048

Total assets	48,185,429	42,472,165

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and notes payable	7,561,532	8,896,460
Amounts due to related parties	1,778,783	2,634,089
Customer advances and deferred revenue	3,444,917	3,484,509
Convertible senior notes, current portion	4,752,061	—
Short-term loans	2,965,957	4,117,774
Long-term loans, current portion	909,034	—
Operating lease liabilities, current portion	201,307	171,541
Accrued expenses and other liabilities	3,240,987	3,172,097

Total current liabilities	24,854,578	22,476,470

Non-current liabilities:
Convertible senior notes	11,926,715	12,652,172
Deferred tax liabilities	4,588	3,127
Amounts due to related parties	977,407	780,615
Operating lease liabilities	767,676	625,737
Other non-current liabilities	210,167	260,931

Total non-current liabilities	13,886,553	14,322,582

Total liabilities	38,741,131	36,799,052

Redeemable noncontrolling interests	108,629	397,385
Shareholders’ equity:
Class A ordinary shares	165	173
Class B ordinary shares	183	183
Additional paid-in capital	47,687,483	49,642,014
Accumulated deficit	(40,973,853)	(47,163,773)
Accumulated other comprehensive income	2,542,680	2,709,002
Non-controlling interests	79,011	88,129

Total shareholders’ equity	9,335,669	5,275,728

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	48,185,429	42,472,165

iQIYI, INC.

Condensed Consolidated Statements of Cash Flows

(In RMB thousands, except for number of shares and per share data)

	Three Months Ended			Year Ended
	December 31, 2020	September 30, 2021	December 31, 2021	December 31, 2020	December 31, 2021
	RMB	RMB	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)
Net cash used in operating activities	(1,519,447)	(2,080,544)	(1,095,365)	(5,411,071)	(5,951,847)
Net cash provided by investing activities(1,2)	281,471	1,885,081	2,097,104	159,296	1,262,350
Net cash provided by/(used in) financing activities	8,392,477	867,420	(5,238,940)	9,373,906	(2,959,455)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(32,770)	(22,206)	(73,767)	(91,293)	(216,696)

Net increase/(decrease) in cash, cash equivalents and restricted cash	7,121,731	649,751	(4,310,968)	4,030,838	(7,865,648)

Net cash used for operating activities	(1,519,447)	(2,080,544)	(1,095,365)	(5,411,071)	(5,951,847)
Less: Capital expenditures(2)	(26,523)	(116,320)	(23,938)	(240,750)	(261,536)

Free cash flow	(1,545,970)	(2,196,864)	(1,119,303)	(5,651,821)	(6,213,383)

(1)	Net cash provided by or used for investing activities primarily consists of net cash flows from investing in debt securities, purchase of long-term investments and capital expenditures.
(2)	Capital expenditures are incurred primarily in connection with leasehold improvements, computers and servers.

iQIYI, INC.

Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands of Renminbi (“RMB”), except for per ADS information, unaudited)

	Three Months Ended			Year Ended
	Dec 31, 2020	Sep 30, 2021	Dec 31, 2021	Dec 31, 2020	Dec 31, 2021
	RMB	RMB	RMB	RMB	RMB
Operating loss	(1,307,373)	(1,367,958)	(975,227)	(6,040,509)	(4,479,207)
Add: Share-based compensation expenses	348,979	281,198	264,458	1,370,095	1,219,163
Add: Amortization and impairment of intangible assets(1)	17,710	13,810	16,498	194,475	55,239
Add: Non-recurring employee severance costs(2)	—	—	178,732	—	178,732

Operating loss (non-GAAP)	(940,684)	(1,072,950)	(515,539)	(4,475,939)	(3,026,073)

Net loss attributable to iQIYI, Inc.	(1,547,614)	(1,729,560)	(1,775,787)	(7,038,361)	(6,169,584)
Add: Share-based compensation expenses	348,979	281,198	264,458	1,370,095	1,219,163
Add: Amortization and impairment of intangible assets(1)	17,710	13,810	16,498	194,475	55,239
Add: Non-recurring employee severance costs(2)	—	—	178,732	—	178,732
Add: Disposal gain	—	—	—	—	(44,861)
Add: Impairment of long-term investments	—	29,000	138,979	73,199	169,828
Add: Fair value (gain)/loss of long-term investments	(1,171)	8,061	1,396	(39,271)	(87,381)
Add: Reconciling items on equity method investments	8,636	3,066	177,191	31,505	192,193
Add: Tax effects on non-GAAP adjustments(3)	(3,857)	(5,033)	(3,318)	(36,897)	(408)

Net loss attributable to iQIYI, Inc. (non-GAAP)	(1,177,317)	(1,399,458)	(1,001,851)	(5,445,255)	(4,487,079)

Diluted net loss per ADS	(2.10)	(2.17)	(2.24)	(9.52)	(7.77)
Add: Non-GAAP adjustments to earnings per ADS	0.50	0.41	0.98	2.15	2.12
Diluted net loss per ADS (non-GAAP)	(1.60)	(1.76)	(1.26)	(7.37)	(5.65)

(1)	This represents amortization and impairment of intangible assets resulting from business combinations.
(2)	This represents non-recurring employee severance costs in relation to the employee optimization program incurred in 2021.
(3)	This represents tax impact of all relevant non-GAAP adjustments.